

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

Via E-mail
Noor Azlan Khamis
Chief Executive Officer
Clixster Mobile Group Inc.
No. 3, Jalan Sri Hartamas 7
Taman Sri Hartamas
50480
Kuala Lumpur, Malaysia

> **Re: Clixster Mobile Group Inc. (f/k/a China Media Group Corp.)**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed July 16, 2014**
> **File No. 000-50431**

Dear Noor Azlan Khamis:

We issued comments on the above referenced filing on December 4, 2014. On December 23, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved and, absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273, Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, or me at 202-551-3810 if you have any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director